Exhibit 99.1

E-mail from James Park
Proposed Stock Option Exchange Program

Hi Everyone,

As I mentioned in my email back in April, we submitted a proposal to our stockholders to approve an option exchange program to allow employees to exchange underwater options for new RSUs at a two-to-one ratio.  I am happy to inform you that the proposal was approved by our stockholders at the annual meeting held last Thursday.

While it is subject to change, we currently expect to open the option exchange program in mid-June.  After the exchange begins, you will have 20 business days to tender your options in exchange for RSUs.  For now, there is nothing for you to do but please stay tuned for additional information on the exchange and how you can participate.

In the meantime, I am reattaching the FAQs I previously provided.  If you have any questions, feel free to email [___].

Thank you all for your hard work and effort.

James

The option exchange described in this letter has not yet commenced. Fitbit, Inc., or Fitbit, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Eligible employees of Fitbit should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

Fitbit stockholders and option holders will be able to obtain the written materials described above and other documents filed by Fitbit with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Fitbit with the SEC by directing a written request to: Fitbit, Inc., 405 Howard Street, Suite 550, San Francisco, California 94105, Attention: Investor Relations.